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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SBA

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

CONVERGENT TECHNOLOGY GROUP, INC.
(Name of Small Business Issuer in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-21-09935 (I.R.S. Employer Identification No.)

1191 Second Avenue, Suite 1650
Seattle, Washington 98101
(Address of principal executive offices)

Issuer's telephone number: (206) 624-4500

Securities to be registered pursuant to Section 12(b) of the Act:
 none

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

    In explaining our business in this registration statement, some of what we say will be "forward-looking statements." Words such as "expect," "anticipate," "intend," "believe," "plan," "objective," "target," "goal," and similar expressions indicate that a statement is forward-looking. Our forward-looking statements reflect our management's beliefs and assumptions based on the information we currently have available. Because our forward-looking statements are based on what we know and expect at the time we are preparing this registration statement, we cannot be sure that the actual course of our business activities will correspond to what we say in our forward-looking statements. There are many risks and uncertainties, including those set forth in Item 1 below under the Risk Factors heading, that could cause the assumptions we have used to formulate our business plans to change. If our assumptions turn out to be incorrect, our business' actual performance could be much different than we anticipate based on our current assumptions. If our business does not perform as well as investors expect, or analysts or investors develop concerns about how well our business will perform, the trading price for our stock is likely to decline, perhaps substantially.

    Important factors that could cause or contribute to such differences include those discussed under the caption entitled "Risk Factors," as well as those discussed elsewhere in this registration statement.

i

PART I

ITEM 1
DESCRIPTION OF BUSINESS

Form and Organization

    L.E. International, LTD., was a Nevada company incorporated on May 14, 1986 ("L.E. International"). On September 26, 2001, L.E. International merged with and into a newly formed Washington subsidiary in order to effect a migratory merger from Nevada to Washington. At the time of the migratory merger, L.E. International was a shell company that was not actively engaged in a trade or business. On September 27, 2001, Convergent Technology Group, Inc., a Washington corporation incorporated on May 24, 2001 ("CTGI"), was merged with and into L.E. International and the surviving corporation changed its name to Convergent Technology Group, Inc. ("Convergent" or the "Company"). The current officers and directors of the Company are the former officers and directors of CTGI.

    CTGI merged with and into L.E. International as part of the Company's strategy to be able to offer securities in a publicly traded vehicle in exchange for the securities of the clients in which we might acquire an interest. The Company believes that existing holders of potential clients will view an ability to exchange non-liquid, restricted securities for shares of a publicly traded entity as an attractive alternative to a traditional liquidity event (such as an outright sale or IPO of such portfolio company).

    On June 27, 2001, Convergent Technology Capital, LLC, a Washington limited liability company formed on January 26, 2000 ("CTC"), was merged with and into CTGI. At the time of this merger, CTGI had not conducted operations and the purpose of the merger was solely to effect a change in the form of organization from a limited liability company to a corporation. CTC and CTGI are the entities that have conducted the business in which the Company is presently engaged.

Company Services

    Our core business is to provide management consulting and merger and acquisition advisory services to technology companies. We are engaged to provide significant strategic management direction where our clients believe we can significantly enhance value and drive the client company to a realization of that value. We seek to accomplish this result through the leverage of our internal management resources as well as our considerable network of business and capital market relationships. Currently our revenues are comprised solely of management and consulting fees. In the future we may also realize gain from equity appreciation generated by equity interests we acquire; however, our primary focus is to generate revenues from fees for professional services consisting of strategic consulting and merger and acquisition advisory services for client companies.

Operating Model

    The Company provides a suite of professional services to assist venture-backed and other companies in enhancing their value, and acquiring and liquidating assets. These professional services include operational advice and management, strategic advice, corporate finance, strategic partnership development, capital formation, and merger and acquisition advisory services. The Company's management is primarily composed of Managing Directors who have been senior operating executives in technology companies, and who use their specialized knowledge to assist the Company in serving clients within a targeted set of technology industries, including:

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  wireless telecommunications;

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  e-commerce;

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  supply chain management (software and Internet products and services sold to manufacturing industry companies that participate in the flow of products from raw materials to finished goods);

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  internet infrastructure;

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  enterprise software;

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  financial services;

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  online advertising;

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  customer relations management; and

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  publishing.

    Convergent is dedicated to serving venture capital investors and individual equity-backed companies with valuations typically in the range of $10 to $50 million. Convergent specializes in events culminating in a transaction, primarily mergers and acquisitions for selected technology markets that value strategic advisory services, developing relationships with key strategic industry leaders, and converting clients' assets to cash within a short time frame. The Company provides, or will provide, a three-part management and financial advisory service:

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  Management Consulting Services: We constructively assist senior management of clients to plan and complete a wide range of strategic business initiatives that lead to events focused on adding value to the client's business.

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  Merger and Acquisition Advisory Services: We assist in executing mergers, acquisitions and other liquidity events; advising on venture capital investments, corporate partnerships, and other financial events; analyzing transaction fairness; and establishing technology viability.

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  Investment and Acquisitions: In the future we may provide capital or a share exchange for our clients where it is strategically and operationally advantageous.

    The Company identifies prospective client opportunities by canvassing corporate, venture capital, and private equity investment firms and qualifies its selections based on fit with the expertise of the Company's management and advisory staff. While it is often the decision of the Board of Directors of a potential client to engage us, we market our services both directly to the management of such companies themselves, as well as to the venture capital and corporate venture capital entities that are the principal investors in such potential clients. In addition to the evaluation of the prospect itself, including the management, business model, market, and financial condition, prospective clients are evaluated on the basis of Convergent's knowledge of their industry and potential investors, partners, or buyers/sellers.

    We anticipate that we may identify opportunities to harness operational and strategic benefits by integrating operations and management of certain clients. In such circumstances we may acquire control of such clients. We anticipate that the structure of such acquisitions would be an exchange of Company shares for controlling equity positions of the client company owned by one of its existing venture or corporate investors. We expect that we would pursue such opportunities with client companies whose operations are compatible with the management experience of our managing directors and which we judge would benefit the most by having their management and operations integrated under one roof. At this time we have not identified any clients in which we are likely to acquire such a controlling interest.

    The Company has assembled an advisory board of senior executives who have served at key technology companies, including Microsoft, AT&T Wireless, Softbank, Oracle, F5 Networks and InfoSpace. Advisory Board members provide Convergent with strategic assistance in areas of corporate development, global placement and positioning, international markets and technology issues. Our Board of Advisors includes Rowland Hanson, Jeffrey Hussey, Robert Ratliffe, John Richards, and Bo Ryden.

    The Company's employees and independent contractors are now working on existing projects with clients, evaluating new engagements and marketing our services to potential clients. Our existing projects typically have durations of 6 to 12 months. For the period January 26, 2000 (inception) through September 30, 2001, the Company's total revenue from these activities was $337,875 and its net loss for the same period was $724,332.

    During our next two years of operation, we expect that our revenue will be derived almost entirely from service fees generated from professional consulting services. In connection with certain of our client engagements, we may also receive warrants that represent the right to acquire equity interests in client companies. In subsequent years, we project that some of our revenues will result from gain realized from the exercise of the warrants we acquire as part of our fees for professional services. If the quality of deal flow improves after the close of our anticipated Series A Preferred Stock financing, it is the opinion of the management of the Company that in excess of 40 percent of the warrant interests acquired in the future will result in appreciable income recognized in years three through five. In addition, after the close of the Series A Preferred Stock financing, in certain instances as part of our consulting engagements the Company may make strategic acquisitions of interests, which in most such cases will be controlling, in selected companies that have been backed by respected corporate or venture capital investors. In the opinion of the management of the Company, approximately 60 percent of those investments are projected to generate appreciable revenue recognized in years three through five. The Company intends to manage its operations in order to limit the percentage of revenues it derives from these and other equity positions to no more than 45 percent of its total revenues in any given financial reporting period in order to avoid having to register as an investment company under the 1940 Act. This could cause the Company to forego significant revenues in any given quarterly period that may not be realized in future periods.

    The Company was retained by Zilkha Capital Partners ("Zilkha"), a venture capital firm, to provide strategic management and advisory services. The contract requires Zilkha to pay Convergent a retainer of $10,000 per month and can be reduced by up to $7,500 by fees paid to us by Zilkha portfolio companies. The contract is for one year ending March 15, 2002 and then renews monthly thereafter until cancelled by either party with 30 days notice. Total revenue received under this contract through September 30, 2001 is $52,500.

    As of November 30, 2001, Convergent had offices in Seattle, Washington, San Mateo, California and New York, New York; and affiliate operations in Brussels, Belgium and Tel Aviv, Israel. During the next three years, the Company plans to expand its geographic concentration of services to include key technology centers in the U.S. and abroad. Specific domestic target markets include: Boston, MA, Chicago, IL; Atlanta, GA; Austin, TX; Washington, D.C.; Denver, CO; and Los Angeles, CA. International markets of secondary interest include Canada, the United Kingdom, Germany, Sweden, Japan, Taiwan, Australia, and Latin America.

Market Opportunity

    Convergent believes that venture capital and private equity investors face considerable market challenges. They require liquidity alternatives for the majority of their portfolio investments as only a small number of these portfolio companies actually complete successful initial public offerings (IPOs) or high-profile business enterprise or asset sales. Even in strong financial markets, a substantial percentage of venture-backed companies fail to achieve a significant public offering. Today's unfavorable IPO market has amplified the need for alternative ways for investors to close out their investment position for these investments. In the opinion of Convergent's management, venture capital investors have exhibited a tendency to spread themselves too thin, focusing their energy on one or two of their portfolio companies that they expect to be likely winners. This leaves companies with otherwise strong business models in need of strategic and managerial assistance.

    Beginning in April 2000, valuations of technology-related companies in general and Internet-related companies in particular dropped dramatically and valuations have remained low (though some contend that they are still higher than justified). The public demand for information technology and telecommunications related stock offerings has been very weak during this time. Enterprise valuations for acquisitions have followed these patterns in turn. It is Convergent's hope to capitalize on the perceived need for alternative mechanisms for venture capitalists to obtain liquidity for their investments. Additionally, current market conditions appear to provide the opportunity to acquire strategically integrated businesses with long term potential at steep discounts.

Competitive Business Conditions and Position in Industry

    The Company anticipates competition on many fronts. It believes the venture capital community will look to management consultants and financial advisers (services Convergent combines in one operation) to identify alternative liquidity strategies for portfolio investments. Because of this, and because Convergent's business model allows venture capitalists to outsource the management of portfolio investments that might otherwise require retention of consultants or investment bankers, the Company believes it indirectly competes with certain segments of both of these industries.

    It has been the experience of the Company's management that the larger, well-established investment banks have general limitations on the size of engagements they will undertake. Management believes that established firms like Goldman Sachs and Broadview will typically consider engagements with a threshold of $75 million or more in enterprise value and often have multi-million dollar minimum fees. Most larger investment banks lack strategic advisory resources that would complete customer or partnership arrangements intended to increase enterprise value prior to a sale.

    Management believes the consulting sector is, and will continue to be, a beneficiary of the demand for strategic advisory services, but it generally lacks transaction expertise. Again, the larger firms (including the consulting groups spun out of the big five accounting firms) typically look for larger engagements. Smaller, specialty firms of reasonable quality are in great demand, but typically have significant limitations on their ability to scale capacity to accommodate the considerable demand. The Company believes it can differentiate itself by focusing on engagements with companies having an enterprise value of $10-$50 million; intends to maintain a senior core of experienced managing directors with operating backgrounds; and plans to remain focused on engagements in the technology industry.

    Limited aspects of Convergent's business model also place it in competition with specialized buy-out and turnaround portfolio companies. The client companies which we may find most attractive integrating through consolidation of control may also be attractive targets for buy-out and turnaround funds. Many of these funds may have access to vastly greater amounts of capital and other resources. Generally these companies are privately held and as such do not face the restrictions imposed by the Investment Company Act described elsewhere in this filing. However the Company believes it will remain competitive with these firms as a result of the following factors:

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  target transaction sizes that may be too small to attract attention from established buy-out firms;

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  access to deal flow from industry contacts of management and advisors;

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  superior value-added management and advisory services;

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  strategic and synergistic benefits to joining our integrated family of companies under common control;

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  our plan to acquire companies for operational benefits instead of with a view to immediate sale;

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  ability to structure acquisitions so sellers retain significant equity in the controlled company thus benefiting from additional appreciation upon subsequent liquidity events; and

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  ability to offer attractive terms due to availability of restricted public stock for acquisitions.

Patent, Trademark, and Service Mark Applications and Research and Development Activities

    The Company does not currently own any trademarks, licenses or other intellectual property although trademark applications have been filed for "Convergent Technology Capital" and "Convergent Technology Group" in the United States and for "Convergent Technology Group" in Israel.

Governmental Regulation

    Certain aspects of our business model may fall within areas that are subject to stringent regulation by U.S. Federal agencies such as the SEC, as well as state regulatory agencies and securities exchanges. Compliance with these regulations will impact the way in which we implement our business model and will affect our financial results. Additional legislation and regulations and changes in existing rules and regulations promulgated by the SEC or other U.S. Federal and state governmental regulatory authorities and self-regulatory organizations may directly affect our manner of operation and financial results.

Investment Company Act of 1940

    U.S. companies that have more than 100 shareholders or are publicly traded in the U.S. and that are, or hold themselves out to be, engaged primarily in the business of investing, reinvesting or trading of securities are regulated under the Investment Company Act of 1940. We believe that we will be primarily engaged in providing management and consulting services to our client companies. However, because in the course of our business we may acquire securities issued by our client companies, we will also rely on an SEC rule that allows us to avoid investment company regulation so long as at least 55% of our total assets are represented by, and at least 55% of our income is derived from, majority-owned subsidiaries, primarily controlled companies and other activities and assets that meet the requirements of that rule. On at least a quarterly basis, our Board of Directors (or a committee thereof) will determine the value of our assets and of our interests in our client companies, and the income or losses attributable to them, for purposes of determining compliance with this rule.

    To maintain compliance with this rule, we may be unable to sell assets which we would otherwise want to sell and may need to sell assets which we would otherwise want to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired and may need to forego opportunities to acquire interests in attractive companies that might be important to our business strategy. In addition, because the client companies in which we hold interests may not all be majority-owned subsidiaries or primarily controlled companies either when we acquire interests in them or at later dates, changes in the value of our interests in our client companies and the income/loss and revenue attributable to these companies could require us to liquidate interests that are important to our strategy.

    Investment Company Act regulations would be inconsistent with our strategy of actively managing, operating and promoting collaboration among our client companies, and it is not feasible for us to operate our business as a registered investment company. We believe that because of the planned structure of our interests in our client companies and our business strategy, we will not be regulated under the Investment Company Act. However, we cannot assure you that the structure of our client company interests and our business strategy will preclude regulation under the Investment Company Act, and we may need to take specific actions which would not otherwise be in our best interests to avoid such regulation.

    If we fall under the definition of an investment company, and are unable to rely on the SEC rule that would allow us to avoid investment company regulation, we can rely on another SEC rule that would exempt us from the requirement of registering as an investment company for up to one year. After that one-year period, we must either register under the Investment Company Act or seek an administrative exemption from regulation under the Investment Company Act. The granting of such an exemption is a matter of SEC discretion and, therefore, we cannot assure you that, if requested, an exemption of this type would be granted to us.

    If, despite our efforts, we were required to register as an investment company, we would have to comply with substantive requirements under the Investment Company Act applicable to registered investment companies. These requirements include:

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  limitations on our ability to borrow;

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  limitations on our capital structure;

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  restrictions on acquisitions of interests in associated companies;

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  prohibitions on transactions with affiliates;

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  restrictions on specific investments; and

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  compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations.

These rules and regulations would radically change our operations and prevent us from executing our business model.

Broker-dealer regulation

    As part of our services to client companies, we may receive compensation for assistance in securing equity or debt capital from private equity firms, venture capitalist groups, and large financial institutions. To provide such services, it is necessary that we register as a broker-dealer with the SEC and as such will be subject to regulation by the SEC and by self-regulatory organizations, such as the National Association of Securities Dealers, Inc. (the "NASD"). We currently intend to register as a broker-dealer.

    The NASD and the SEC have the authority to deny broker-dealer registration if they determine that such is required to protect the interests of the public. There can be no guaranty that we will be able to register as a broker-dealer, and the failure to do so would eliminate our ability to receive compensation for assisting with capital raising efforts of our client companies. We expect such compensation to be a significant source of revenue and the loss of this potential revenue source could materially reduce our profitability. In addition, as a condition to obtaining registration as a broker-dealer, regulatory authorities could impose additional operational or administrative requirements that are incompatible with our proposed activities.

    Broker-dealers registered with the SEC and members of U.S. national securities exchanges are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") which is designed to measure the general financial condition and liquidity of a broker-dealer. Under this rule, we would be required to maintain the minimum net capital deemed necessary to meet our continuing commitments to clients and others. Under certain circumstances, this rule could limit our ability to utilize our assets as we see fit.

    As a registered broker-dealer, we may also be subject to the risk assessment rules which require, among other things, that certain broker-dealers maintain and preserve records and other information, describe risk management policies and procedures, and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have a material impact on the financial and operating condition of the broker-dealer. Broker-dealers are also subject to other regulations covering the operations of their business, including sales and trading practices, use of client funds and securities, and conduct of directors, officers, and employees. Broker-dealers are also subject to regulation by state securities administrators in those states where they do business.

    Compliance with these requirements will increase administrative expenses and will prevent us from devoting some of these resources to revenue producing activities. In certain instances these restrictions could limit our ability to perform revenue producing services. Violations of the stringent regulations governing the actions of a broker-dealer can result in the revocation of broker-dealer licenses, the imposition of censures or fines, the issuance of cease and desist orders, and the suspension or expulsion from the securities business of a firm, its officers or employees.

    Additionally, through the course of our planned operations, it is possible that the Company could be deemed an underwriter within the meaning of Section 2(11) of the Securities Act. As such, the Company could incur liability or potential liability to purchasers in connection with the sale of securities of certain of its client companies. The Company may or may not have valid defenses and/or claims for indemnification in relation to such potential liability.

Employees

    As of November 1, 2001, we had a total of twelve employees, eleven full time employees and one part time employee. All full time employees devote substantially all of their time and effort to the Company. We also have twelve independent contractors providing services to the Company. While not providing services on a full time basis, these independent contractors are providing significant amounts of time to the Company. All employees work in our Seattle (11) and New York (1) offices. The independent contractors are located in Seattle (7), San Mateo (2), Boston (2) and Chicago (1). There are no known conflicts between our employees, independent contractors and the Company as a result of any activities they may have outside their work for the Company.

RISK FACTORS

    You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this Registration Statement. In addition, the risks and uncertainties described below are not the only ones facing us because we are also subject to additional risks and uncertainties not presently known to us. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be seriously harmed. If a trading market develops for our common stock, these risks and others could cause the trading price of our common stock to decline.

We have a limited operating history upon which to evaluate our prospects.

    We have a very limited operating history upon which to evaluate our business and prospects. While CTC began operations in February 2000, our current business model did not begin being implemented until Spring 2001. Though we have acquired a limited amount of revenue generating advisory business, the success of our business model will depend on our ability to engage a large number of client companies and receive both substantial fees and equity that experiences significant increases in value.

Our business model is unproven and may not be successful.

    Our strategy is based on an unproven business model. The model is a hybrid of management consulting and mergers and acquisitions advisory services. Our professionals are primarily individuals with 20+ years experience in technology and traditional businesses, each having held senior management positions. We believe that the operational experience of our professionals allows them to provide strategic guidance to clients that will lead to events focused on adding value to our clients' businesses. Thus we market our management consulting and merger and acquisition advisory services as a valuable combination. If we are not successful in combining these services, or potential clients do not value our services, our business model may fail. Further, if we are unsuccessful in enhancing the value of client companies, the model may fail since our model is based in part on successfully enhancing client values prior to a transaction.

We expect to experience losses in the foreseeable future.

    We expect to incur operating losses for the foreseeable future. If we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees, expand information technology systems and lease additional space for our headquarter and branch offices. In addition, we plan to significantly increase our operating expenses to:

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  broaden our client support capabilities;

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  explore acquisition opportunities and alliances with other companies to increase our service offerings; and

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  expand into new markets domestically and internationally.

Expenses may also increase due to delays in our ability to sell equity interests we acquire in the future, and other charges resulting from completed and future investments. If any of these and other expenses are not accompanied by increased revenue, our losses will be greater than we anticipate.

If we cannot obtain funding adequate to continue and expand our current and planned activities, there would be substantial doubt as to our ability to continue as a going concern; as we obtain additional financing, the interests held by our current shareholders will be diluted.

    Our business plan calls for significant additional capital. Funding the growth of operations, as well as acquisition of equity stakes in clients, will require immediate and substantial amounts of cash. We are pursuing a private placement to raise approximately $6 to $10 million (none of which has been committed as of the date hereof). If our operations and financing activities prove successful, we also plan to conduct a public offering of between $30 and $50 million within six months after the closing of our private financing round. No assurance can be given that additional financing will be available at all or on terms favorable to us. It is contemplated that we will issue a class of preferred stock in connection with our private placement. The preferred stock will possess rights and preferences that are senior to the rights attached to our common stock. These rights and preferences could include, without limitation, priority payments in the event of a liquidation, merger or other sale of the company, rights to appoint one or more members to the Company's Board of Directors, special dividends, and special class voting in the event of significant business transactions or amendments to the Company's Articles of Incorporation or Bylaws. The actual terms of such preferred stock will be based on negotiations between the Company and the investors in the private placement. See "Item 8—Description of Securities" for a description of our current capitalization and the terms of the preferred stock that our Board of Directors is currently authorized to issue without need of further shareholder approval.

    If adequate funds are not available to satisfy either short or long-term capital requirements, there would be substantial doubt as to our ability to continue as a going concern and a resulting loss of all or part of investments made by our shareholders. We may fail to raise needed capital for the following reasons, among others:

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  continued low valuations of technology companies in the capital markets;

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  lack of acceptance of our business model by potential investors;

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  disruption of the economy by acts of terrorism;

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  with respect to the proposed public offering, failure to retain a suitable underwriter for such offering;

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  a failure to agree on the terms of an investment; and

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  competition from other companies with similar business models that are willing to accept lower valuations or more onerous terms. If we are unable to raise needed additional capital on favorable terms, we may not be able to implement our business model and could be forced to cease operations.

Issuance of additional equity securities will dilute the ownership interest of our current shareholders.

    If we issue additional equity securities (or debt securities that are or become convertible into or exchangeable for equity securities) in connection with future financings, the ownership percentages of the then current shareholders will be diluted. Dilution of ownership percentages is also likely to occur as a result of stock issued pursuant to stock option or other equity incentive arrangements that we may adopt for employees, directors, consultants and advisors, or in connection with acquisitions of technologies or companies in exchange for our stock.

Potential clients may not be willing to pay for our services, or, after agreeing to pay, may be unable to, which may lead to the failure of our economic model.

    Our primary source of revenue for the next two years, and a substantial source of revenue after that, is expected to be derived from fees paid by clients for our professional services. We may be unable to attract clients willing to pay us the fees we seek. Further, companies may retain us but ultimately be unable to pay the fees due to us. In either case, we will not be able to generate the fees we currently project. Further, the inability to obtain clients, or the failure of clients to fulfill their contractual obligations, will impede our ability to acquire equity in companies. If these events occur, our economic model may fail.

Our business depends upon the performance of our clients, which is uncertain, and if they do not perform as we expect, our operating results and financial condition will be adversely affected.

    Economic, governmental, industry, and internal company factors outside our control will affect each of our clients. If our clients do not succeed, our ability to generate substantial fees and the value of our assets could decline. Many of our clients will be in the early stages of their development and may be under-performing. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in early stages of development, particularly companies in still new and rapidly evolving markets, as well as the risks inherent in trying to turn around companies that have historically shown less than optimal operating results. The material risks relating to clients will include, among others:

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  lack of the widespread commercial use of the technologies to which their businesses relate;

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  intense competition among providers of the products and services the clients offer, which could lead to the failure of some of our clients;

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  inadequate market demand for the products or services of clients; and

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  poor implementation of the business plans of the respective clients. If we are unable to effectively allocate our resources and help grow our clients, our business operating results and financial condition may be adversely affected, and we may be unable to execute our strategy of generating substantial service fees and building a portfolio of increasingly valuable equity in clients.

    The other material risks relating to our client companies are more fully described below under "Because our business model depends on providing strategic services and managing transactions for clients, and our future revenues will be derived primarily from success fees, the failure of our client companies will negatively impact our anticipated revenues and financial results."

Our success could be impaired by low valuations placed on technology-related companies by the financial marketplace.

    Our strategy involves creating value for our shareholders and our technology-related clients by helping our clients grow and access the broader capital markets by executing one or several merger and acquisition transactions. The success of our business model is therefore dependent on the market for technology companies. Beginning April 2000, valuations of technology-related companies in general and Internet-related companies in particular dropped dramatically and valuations have remained low (some believe these valuations are still too high). The public demand for information technology and telecommunications related stock offerings has been very weak during this time. Enterprise valuations for acquisitions have followed these patterns in turn. Because of our need to raise capital on favorable terms and because our business model depends on our ability to grow the value of our clients, our success will partly depend on a reversal of recent trends in the valuation of technology-related companies. If the market for technology-related companies were to remain weak for an extended period of time, our ability to successfully implement our business model may be doubtful.

If we lose key personnel or have problems hiring qualified new management and employees, it could have a serious negative effect on our business' future growth and operating results.

    We believe that our success will depend on continued employment of our senior management and key technical personnel and the management and key technical personnel of our clients. Our success also depends on the continued assistance of our advisors, some of whom we are currently recruiting for full time employment. If one or more members of our senior management, members of our clients' senior management, or our advisors were unable or unwilling to continue in their present positions, our business and operations could be temporarily disrupted.

    Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead our clients and our company. There is intense competition for qualified personnel in activities performed by us and our clients, and there can be no assurance that we or our clients will be able to attract and retain qualified personnel necessary for the development of our businesses.

We may be unable to obtain maximum value for our interests in clients, which would have an adverse effect on our financial condition.

    We expect to obtain equity positions in certain of our clients. Due to market conditions or other factors, we may be forced to divest all or part of them at a time when we may not recover our investments in these positions. In addition, the realizable value of our clients' interests may ultimately prove to be lower than the carrying value that will be reflected in our financial statements.

We may not have opportunities to acquire interests in satisfactory clients, which would have an adverse effect on our business strategy and results of operations.

    We expect we may acquire interests in certain of our clients. If we are unable to identify potential clients that complement our strategy or if we identify a company that complements our strategy but are unable to acquire an interest in that company, we will be unable to implement this as part of our strategy. We may fail to implement this part of our strategy for many reasons, including:

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  unwillingness of the company to retain us for our professional services;

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  a failure to agree on the terms of the engagement;

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  incompatibility between us and management and/or current investors of the company;

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  a lack of capital to acquire an interest in the company; and

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  the unwillingness of the company or its investors to partner with or be controlled by us.

    If we cannot acquire interests in attractive companies, our strategy may not succeed.

We may have to buy, sell or retain assets when we would otherwise not wish to in order to avoid registration under the Investment Company Act of 1940, which could have a serious negative effect on our business' future growth and operating results.

    We believe that we will be actively engaged in providing services to our client companies and, to a certain extent, in other operating businesses through certain client companies that we may be considered to "control." Under the Investment Company Act of 1940, we are generally considered to control a company if we own more than 25 percent of that company's outstanding voting securities. Companies that are engaged primarily in the business of investing, reinvesting, and trading in securities, and companies that are in the business of investing, reinvesting, owning, holding, or trading in securities and own "investment securities" having a value exceeding 40 percent of the value of the company's total assets (exclusive of Government securities and cash items) on an unconsolidated basis, are generally deemed to be "investment companies" unless an exception or safe harbor applies. Investment companies are required to register as such and are subject to additional regulations, that are incompatible with our business model. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of actively managing our clients. Securities issued by companies other than majority-owned subsidiaries are generally counted as "investment securities" for purposes of the Investment Company Act. We intend to operate our business in such a way as to avoid the requirements of the Investment Company Act.

    Because some of our clients will likely not be majority-owned subsidiaries, and because we may own 25 percent or less of the outstanding voting securities of certain of these clients, we will attempt to satisfy the two conditions in Rule 3a-1 under the Investment Company Act, a safe harbor that requires that no more than 45 percent of our assets and no more than 45 percent of net income after taxes (for each of the last four fiscal quarters) be derived from securities that were not issued by majority-owned subsidiaries or companies that we "primarily" control. We will "primarily" control a company if we are the largest shareholder that is deemed to control the issuer. Changes in the value of our interests in our clients could require Convergent to take steps to avoid being required to register under the Investment Company Act. For example, in order to avoid having income from "non-controlled" interests, we may not be able to sell interests we would otherwise want to sell or we may have to generate non-investment income by selling interests in clients that we are considered to control. We may also have to ensure that we retain more than 25 percent ownership interests in our clients after any equity offerings. In addition, we may have to acquire additional income or loss generating majority-owned or controlled interests that we might not otherwise have acquired or may not be able to acquire "non-controlling" interests in companies that we would otherwise want to acquire.

There is no assurance that a trading market will ever develop for our securities.

    Our Common Stock is not listed on an exchange or quoted on a quotation system at the present time. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Following the effectiveness of this registration statement, we intend to request a broker- dealer to make application to the NASD Regulation, Inc. to have our securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC "Pink Sheets." There is no assurance this application will be successful. See "Part II—Item 1—Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters."

Because our business model depends on providing strategic services and managing transactions for clients, and our future revenues will be derived primarily from success fees, the failure of client companies will negatively impact our anticipated revenues and financial results.

    Our business model depends on providing services and managing transactions for clients, and our future revenues will be derived primarily from success fees from such transactions. As such, the failure of client companies would, in turn, have a negative effect on our anticipated revenues and financial success. If our clients are unable to overcome these difficulties, then there is a strong likelihood that they may fail or at the very least they will not be able to pay us for the services we provide to them and any equity stakes that we may receive could become worthless. For example, our clients will face stiff competition from competitors that may develop products or services that are superior to, are brought to market sooner than, or have greater market acceptance than, the solutions offered by our clients. Many competitors of our clients may have greater brand recognition and greater financial, marketing, and other resources than our clients. In addition, our clients may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their products and services. If our clients are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our clients may be disrupted or they may lose potential customers.

    Additionally, our clients may develop proprietary techniques, trademarks, processes, hardware, and software. Although we expect that our clients would make reasonable efforts to protect the rights to this intellectual property, the complexity of international trade secret, copyright, trademark, and patent law, coupled with the limited resources of young companies and the demands of quick delivery of products and services to market, create risks that their efforts will prove inadequate. Also, the markets in which our clients may operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing technologies or other products and services obsolete. If our clients are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition, and operating results will be adversely affected. If our clients are unable to meet the challenges posed by these and other risks, their failure would have a negative impact on our anticipated revenue and financial results.

ITEM 2
MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's financial statements and Notes thereto included elsewhere in this registration statement.

Overview

    L.E. International, LTD., was a Nevada company incorporated on May 14, 1986 ("L.E. International"). On September 26, 2001, L.E. International merged with and into a newly formed Washington subsidiary in order to effect a migratory merger from Nevada to Washington. At the time of the migratory merger, L.E. International was a shell company that was not actively engaged in a trade or business. On September 27, 2001, Convergent Technology Group, Inc., a Washington corporation incorporated on May 24, 2001 ("CTGI"), was merged with and into L.E. International and the surviving corporation changed its name to Convergent Technology Group, Inc. ("Convergent" or the "Company"). The current directors and officers of the Company are the former officers and directors of CTGI.

    CTGI merged with and into L.E. International as part of the Company's strategy to be able to offer securities in a publicly traded vehicle in exchange for the securities of the clients in which we might acquire an interest. The Company believes that existing holders of potential clients will view an ability to exchange non-liquid, restricted securities for shares of a publicly traded entity as an attractive alternative to a traditional liquidity event (such as an outright sale or IPO of such portfolio company).

    On June 27, 2001, Convergent Technology Capital, LLC, a Washington limited liability company formed on January 26, 2000 ("CTC"), was merged with and into CTGI. At the time of this merger, CTGI had not conducted operations and the purpose of the merger was solely to effect a change in the form of organization from a limited liability company to a corporation. CTC and CTGI are the entities that have conducted the business in which the Company is presently engaged.

Results of Operations

Quarter ended September 30, 2001 compared to the quarter ended September 30, 2000

Consulting Revenue

    Consulting Revenue for the three months ended September 30, 2001 increased 829% to $111,500 compared to $12,000 for the three months ended September 30, 2000. The increase is primarily due to the commencement of marketing initiatives and the establishment of a broader range of services when compared to the prior period. With the hiring of additional personnel, marketing initiatives, and the anticipated completion of the Series A preferred stock offering, the Company expects revenue to continue to increase when compared to the prior period.

Operating Expenses

    Operating expenses for the three months ended September 30, 2001 increased 727% to $513,383 compared to $62,085 for the three months ended September 30, 2000. Payroll and related expenses increased 684% from $94,578 for the three months ended September 30, 2001 compared to $12,056 for the comparable period in the prior year. The primary cause for the increase was increased staffing as well as increased commissions related to revenue recognized during the period. The Company expects payroll expense to continue to increase as the Company hires more employees and changes the Managing Directors' compensation from a commission structure to an annual salary and bonus plan. Professional fees increased 1,032% to $143,634 for the quarter ended September 30, 2001 from $12,689 for the comparable period of the prior year. Professional fees increased primarily as a result of accounting expenses associated with the audit of the financial statements of CTGI, legal and accounting expenses associated with the reverse merger between CTGI and L.E. International and legal and accounting fees associated with the Company's registration statement filed on Form 10-SB on October 10, 2001. Stock compensation expense for the quarter ended September 30, 2001 represents the issuance of stock options to non-employee advisers of the Company. Other expenses for the three months ended September 30, 2001 increased to $215,112 compared to $37,340 for the quarter ended September 30, 2000. This increase was primarily due to increased occupancy expenses related to the Company's expansion of its office space, and increased marketing, travel and entertainment expenses associated with the growth in the Company's business. The Company expects operating expenses to continue to increase as it increases its operations through the opening of new offices and hiring of additional personnel.

Fiscal Year Ended June 30, 2001 compared to the period from January 26, 2000 (Inception) to June 30, 2000

Consulting Revenue

    Consulting Revenue for the year ended June 30, 2001 increased 784% to $203,375 compared to $23,000 for the period from January 26, 2000 (inception) to June 30, 2000. The increase resulted primary from a full year of operations, commencement of marketing initiatives and the establishment of a broader range of services when compared to the prior period.

Operating Expenses

    Total operating expenses for the year ended June 30, 2001 increased 641% to $483,532 compared to $65,292 for the period from January 26, 2000 (inception) to June 30, 2000. Payroll and related expenses increased 954% to $220,647 from $20,941 for the period from January 26, 2000 (inception) to June 30, 2000. The primary cause for the increase was increased staffing associated with a full year of operations as well as higher commissions related to revenue recognized during the period. The Company expects staffing costs to increase as the Company hires more employees to provide professional services and changes the Managing Directors' compensation from a commission structure to an annual salary and bonus plan. Professional fees increased 556% to $67,490 for the year ended June 30, 2001 from $10,281 during the period from January 26, 2000 (inception) to June 30, 2000. The increase is primarily as a result of legal fees incurred for the merger of CTGI with CTC, accounting expenses incurred through June 30, 2001 for the audit of the financial statements of CTGI and legal and accounting fees associated with the reverse merger between CTGI and L.E. International. Other expenses increased 474% to $195,395 compared to $34,070 primarily due to a full year of operations, increased occupancy costs related to increased office space, increased marketing and travel and entertainment expenses associated with growth in the Company's operations. The Company expects operating expenses to increase as it increases its operations through the opening of new offices and hiring of additional personnel.

Liquidity and Capital Resources

    Net cash used in operations was $305,702, $136,693 and $30,320 for the quarter ended September 30, 2001, the year ended June 30, 2001 and the period from January 26, 2000 (inception) to

June 30, 2000, respectively. The Company has working capital (deficit) of ($134,413) and $197,339 at September 30, 2001 and June 30, 2001, respectively. The Company's operations to date have primarily been financed through member contributions and the sale of common stock.

    The Company anticipates losses for the remainder of the fiscal year ending June 30, 2002 as the Company continues expanding its operations. Accordingly, the Company believes that its existing available cash and operating cash flow will be insufficient to satisfy its operating cash needs for the next 12 months and as such has commenced efforts to raise an additional $6,000,000 to $10,000,000 through a private placement of Series A Preferred Stock expected to close in the first quarter of 2002. If our operations and financing strategy prove successful, we plan to conduct a public offering of between $30 and $50 million to follow within six months after the closing of our private round. No assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company would be required to limit its operations significantly and could be unable to continue in business, with a resulting loss of all or part of investments made by the Company's shareholders. If additional equity securities are issued in connection with future financings, the ownership percentages of then current shareholders will be diluted. Dilution of ownership percentages is also likely to occur as a result of stock issued pursuant to stock option or other equity incentive arrangements that the Company may adopt for employees, consultants and advisors, or in connection with acquisitions of technologies or companies in exchange for Company stock.

Increases in Employees

    We expect to hire additional employees during the next 12 months, after the close of the Series A Preferred Stock offering. These employees will primarily be located in our offices in Seattle, Washington, New York, New York and San Mateo, California, but may also be located in other offices the Company intends to establish. We believe that overall, the complement of management, technical, and marketing personnel we currently employ, along with a limited number of additional employees, should enable us to proceed with the implementation of our business plan over the next 12 months.

ITEM 3
DESCRIPTION OF PROPERTY

    The Company owns no property other than computer and other technology equipment and at this time has no agreements to acquire any properties. The Company does not engage in any real estate investment activities.

    As of November 30, 2001, the Company occupied approximately 2,400 square feet of office space at 1191 Second Avenue, Suite 1650, Seattle, Washington, 98101-2939. This space is subleased for a term that expires on December 15, 2002. The Company is seeking additional space in downtown Seattle to accommodate anticipated growth of the main office. The Company believes suitable space is available at commercially reasonable rates. The Company also leases office space in San Mateo, California, and occupies space in New York, New York on a month-to-month basis where it is seeking to lease space on a long-term lease basis. Management believes that these arrangements will meet the Company's needs for the foreseeable future.

ITEM 4
SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

    (a) The following table sets forth certain information relating to the ownership, as of November 1, 2001, of the Company's Common Stock by each director, Named Executive Officers identified in Item 6 hereof and each person known by Convergent to be the beneficial owner of more than five percent of the outstanding Common Stock, and by all executive officers and directors as a group. As of November 1, 2001, the Company did not have any other outstanding class of equity securities.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Common	Convergent Technology Holdings, LLC(2) 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	10,250,646 shares		77%
Common	Michael A. Sherry 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	4,495,255 shares	(3)	34%
Common	Kirkland C. Aly 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	3,717,880 shares	(3)	28%
Common	Jack McFarland 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	—		—
Common	Malcolm Elvey 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	—		—
Common	All directors and executive officers as a group (4 persons)	8,213,135 shares	(2)	62%

(1)
For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he or she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated above and subject to applicable community property law, voting and investment power are exercised solely by the person named above or shared with members of his or her household.

(2)
Convergent Holdings is held 44% by Michael A. Sherry, a Director, President, and CEO of Convergent, and 36% by KC Aly, a Director and Executive Vice President of Convergent. In addition, Michael Herr (7.5%) Timothy Ainge (3%), and Scott Milburn (3%), key employees of Convergent, each hold non-voting interests in Convergent Holdings, and the remaining 6.5% of Convergent Holdings is held, through voting interest by Cindy Knight and non-voting interests by Michael Browning and Kristoffer Ryden. The interests of all such members, excluding Michael Sherry, are subject to repurchase at the original purchase price upon departure from the Company, with the number of shares subject to such repurchase declining over a four year vesting schedule.

(3)
Shares held indirectly in the Company through ownership in Convergent Technology Holdings, LLC.

(b)
Change in Control

    To the knowledge of the Company, there are no agreements or arrangements between any of the directors and officers or shareholders that may result in a change in control of the Company.

ITEM 5
DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

    As of November 1, 2001, the directors, executive officers and certain other key employees of the Company are as follows:

Name	Age	Position
Michael A. Sherry	47	Chairman, President & CEO
Kirkland C. Aly	45	Director, Executive Vice President
Jack McFarland	42	Vice President, Finance and Administration; Chief Financial Officer
Malcolm Elvey	60	Senior Vice President
Timothy P. Ainge	48	Managing Director
Michael Herr	49	Managing Director
Scott A. Milburn	45	Managing Director
Michael Browning	34	Managing Director

    The directors serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors or the shareholders. Officers of the Company serve at the will of the Board of Directors. Managing Directors serve at the will of the President of the Company. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

Executive Officers

Michael A. Sherry, Chairman, President, CEO

    A co-founder of Convergent Technology Group, Michael Sherry is a specialist in merger and acquisition advisory work, strategic partnering and investments. His practice focuses on computer software and services, Internet-related companies, and communication technology. During the past 16 years, Mr. Sherry has participated in more than 40 mergers, acquisitions, and financings in the technology sector.

    As a past president of M&A International, a global mergers and acquisitions network, Mr. Sherry developed worldwide contacts with technology corporations, investors, and advisors. These associations have been instrumental in the completion of numerous successful cross-border transactions. Strong personal relationships with companies and investment bankers in key global technology centers are an important asset to his clients.

    Mr. Sherry was founder, President and a director of Alexander Hutton, Inc., a regional mergers and acquisitions advisory firm based in Seattle, Washington. He worked there from October 1986 to January 2000, focusing on mergers and acquisitions. He also co-founded Alexander Hutton Capital, LLC in 1995, where he was regional introducing broker dealer. He left both firms in January 2000 to start CTC. Previously, Mr. Sherry worked with Seafirst Bank as a Vice President in the Corporate Finance Department. In this capacity, he advised a broad array of bank clientele on mergers, acquisitions, and financings. He is a registered NASD securities principal, a CPA, and earned both his BA in Chemistry and his MBA from the University of Washington.

K. C. Aly, Executive Vice President and Director

    K.C. Aly, a co-founder of Convergent, brings more than 20 years of experience in entrepreneurial technology companies. His focus is on venture capital and strategic planning for Convergent. Mr. Aly's background in portfolio management, investments, and executive planning make him a valuable asset both to the Company and our clients.

    Mr. Aly continues to have a residual interest as a Venture Partner of Zilkha Capital Partners, L.P., where he previously served as an investment professional, managing a full spectrum of investment and portfolio management responsibilities. Prior to Zilkha, he spent 20 years founding, financing, reinventing, and growing companies, including Prism Group, Inc., and MicroDisk Services, Inc. From January 1995 to January 1997, Mr. Aly was President and CEO of Atrieva Corporation, formerly XactLabs, Inc. (now Driveway.com) and then served as Managing Member of KDI Capital, LLC, until November 1997. From November 1997 through March 1999, he was Executive Vice President of Logistix, Inc. (formerly Softbank Content Services, Inc.). He then served as Executive Vice President of Webforia, Inc., for one year. In March 2000, Mr. Aly joined Zilkha Capital Partners, L.P. He is currently on the board of directors of Direct Focus, Inc. (NASDAQ DFXI). Mr. Aly earned his BA from Washington State University.

Jack McFarland, Vice President, Finance and Administration; Chief Financial Offer

    Jack McFarland has more than 19 years experience in business, finance and technology including managerial and transactional responsibilities with companies at all stages of development. Mr. McFarland brings to Convergent a unique combination of experience in the investment banking, consulting and technology industries.

    Mr. McFarland was President of CFO Consulting, Inc., where he specialized in providing strategic, financial and operational advisory services to early stage technology companies from 1997 to 2001. From 1993 to 1996 he was Vice President and Chief Financial Officer at Racom Systems, Inc., a developer of wireless smart card systems for financial transaction processing. Mr. McFarland was recruited by Kemper Securities ($800 million revenue) to provide strategic and operational support in the successful roll-up and integration of 5 regional broker dealers. He was Vice President, General Manager from 1990 to 1993 at Kemper Securities. Prior to Kemper Securities, Mr. McFarland was Vice President, Boettcher and Company. While at Boettcher he worked in Corporate Finance where he specialized in technology companies and later worked in corporate management on operations and technology issues related to merger activities. He worked at Boettcher from 1986 to 1990. He was Senior Business Consultant at Deloitte Haskins & Sells from 1983 to 1986 where he served as a consultant to privately held companies where he worked on acquisitions, private financings and strategic planning. Mr. McFarland is a CPA and a graduate of Northwestern University (MBA) and Oberlin College (economics).

Malcolm Elvey, Senior Vice President

    Malcolm Elvey is an entrepreneur and specialist in merger and acquisition advisory work, public and private financing and strategic partnering. His practice focuses on technology enabled businesses including warehouse clubs, off-price retailing and industry consolidations. During the past 10 years, Mr. Elvey has participated in more than 50 mergers, acquisitions, and financings in the technology sector.

    As the Managing Partner of Collaborative Partners, a venture capital fund, Mr. Elvey invested in 22 companies and advised in the areas of strategy, structure and finance. Throughout his career he has developed worldwide contacts with technology corporations, investors, and advisors. These associations have been instrumental in the completion of numerous successful cross-border transactions.

    Mr. Elvey was founder of Collaborative Capital in May 1999. From June 1998 to May 1999 he was the CEO of Esquire Communications Ltd. A Chartered Accountant, Mr. Elvey holds an MBA degree from the University of Cape Town, South Africa, where he was also a member of the faculty lecturing on finance and business policy. Mr. Elvey has been an active participant in the YPO/WPO organizations since 1973. He is an Arbitrator for the National Association of Security Dealers and holds Series 7, 63 and 24 licenses.

Other Key Management

Timothy P. Ainge, Managing Director

    Tim Ainge focuses on management consulting and mergers and acquisitions advisory services for companies in the wireless telecommunications, Internet reseller/retail, and technology sectors. He brings over 22 years of business experience in financial and operational management in the wireless communications, high-tech, and computer reseller industries, as well as his expertise in start-ups, valuations, and business re-engineering.

    Prior to joining Convergent, Mr. Ainge had a consulting practice from 2000-2001 focused on facilitating business planning and development for start-up companies. From 1997 to 2000 Mr. Ainge held the position of Vice President of Sales, Operations and Customer Support for Multiple Zones International, Inc. From 1996 to 1997 Mr. Ainge had a consulting practice specializing in wireless companies and business planning and modeling. From 1988 to 1996 Mr. Ainge was employed by U S WEST, Inc in the CFO capacity at various wholly owned subsidiaries primarily in the wireless industry. These companies included U S WEST Network Systems, Inc, U S WEST Paging, Inc and PCS PrimeCo.

    Mr. Ainge earned his BA Accounting from Utah State University and is a CPA. He is a member of the Washington State Society of Certified Public Accountants and a former member of the United States Marine Corps.

Michael Herr, Managing Director

    Michael Herr focuses on strategic and operational advisory services, mergers and acquisitions, and strategic investment services to a wide variety of technology companies with an emphasis on financial services technology. He brings more than 20 years experience in investment management, securities offerings and regulation, partnership development, and strategic and financial planning.

    Mr. Herr began his financial services career as a stockbroker with Foster and Marshall in 1979 and left to join E.F. Hutton (now Salomon Smith Barney) where he advanced to Senior Vice President, a position he held for 12 years until he left in 1999. He also served as Vice President for Corporate Finance and Development for Jacknabbit.com from June 2000 to November 2000 and operated a private consulting practice in Bellevue, Washington.

Scott A. Milburn, Managing Director

    Scott Milburn brings more than 20 years experience in business, law, finance, and technology. He focuses on strategic and operational advisory services, mergers and acquisitions, and strategic investment services to a wide variety of technology companies. Mr. Milburn's background in law, consultation to a broad range of businesses, operational experience with technology companies, and management of a venture fund gives him significant expertise to assist Convergent clients.

    Previously, Mr. Milburn served as Vice President of International Business Development of Webforia, Inc., and Managing Director of the Webforia Partners, Inc., venture fund from November 1999 to July 2000. Prior to Webforia, he was Vice President of Business Development and Operations at AdRelevance, Inc. from March 1999 to September 1999. Mr. Milburn came to

AdRelevance from his partnership at the Preston Gates & Ellis LLP law firm where he was employed from 1988 to 1998. His 18-year legal career began as a Trial Attorney in the United States Department of Justice, Tax Division where he worked from 1981 to 1985. Mr. Milburn earned his JD from the T.C. Williams School of Law, University of Richmond, Richmond, Virginia. He earned his BA degree from the University of Virginia of Charlottesville, Virginia.

Michael Browning, Managing Director

    Michael Browning focuses on emerging software technology advisory services. He participates in the investment bank's e-commerce, telecommunications and enterprise application integration practices. He brings ten years in business development and software packaging. His expertise is in organizing business plan milestones to balance industry analyst, investor, potential acquirer and customer delivery expectations.

    Mr. Browning has led three technology companies through initial formation, growth, financing and a range of founder exit scenarios. He was the co-founder and CEO of an executive information systems consulting and software firm, Browning & Clements, Inc. from 1992 to 1996 when it merged with Platinum Technology. While at Platinum Technology from 1996 to 1997 he was responsible for integrating merger assets of multiple companies within the business intelligence practice. Entering the e-commerce market, he served as Vice President, Professional Services and Wireless Product Development of GOOItech from May 1997 to July 1997, guiding the network consulting firm into the development of tangible software assets resulting in the successful raise of follow on venture financing. Most recently, he co-founded Orbit Commerce in 1997, an online service bureau for leading telecommunication and network infrastructure providers.

    Mr. Browning earned his BA in LAS-Biology at the University of Illinois, Urbana-Champaign.

ITEM 6
EXECUTIVE COMPENSATION

    The following table sets forth compensation information for the Chief Executive Officer of Convergent and all of the other executive officers of Convergent (the "Named Executive Officers"). Except as otherwise noted, none of the Named Executive Officers is entitled to or is receiving any salary, and the compensation set forth below will become effective upon the close of the Series A fundraising in which the Company is engaged. Mr. Elvey's employment agreement provides that, if the Company closes its Series A round of financing, the compensation set forth below would be paid to him retroactive to October 22, 2001.

Name	Position	Salary
Michael A. Sherry	President & CEO	$275,000
Kirkland C. Aly	Executive Vice President	$250,000
Malcolm Elvey	Senior Vice President	$225,000
Jack McFarland	Chief Financial Officer	$125,000

    In addition, the executives will be eligible for bonuses as a percent of salary, to be determined by the Board of Directors of the Company. The Company expects to adopt a stock option plan in which the executives will be eligible to participate. Convergent expects to grant each executive a certain amount of stock options that vest over a four-year period.

    At the end of the previous fiscal year, the executive officers of the Company were as follows: Elena Ochberg, President and Treasurer, Howard Moll, Vice President, and Amy Moll, Secretary. None of these persons received compensation from the Company for the services performed by each during the previous fiscal year.

ITEM 7
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Except as described below, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

    Convergent Technology Holdings, LLC ("Convergent Holdings") is the largest shareholder in the Company. Convergent Holdings is a Washington limited liability company, originally formed as a holding company for Convergent Technology Capital, LLC ("CTC"), providing specialty mergers and acquisitions advisory services through its wholly owned subsidiary. Michael A. Sherry, Kirkland C. Aly, and Cindy Knight manage Convergent Holdings, although Michael Sherry is the sole Manager and can take action on his own with respect to most matters. Sherry, Aly, and Knight together own all of the voting membership interests of Convergent Holdings. Sherry is the Chairman, President, Chief Executive Officer, and a Director of the Company, and Aly is an Executive Vice President and Director for the Company. The Company employs Knight.

    The Company was retained by Zilkha Capital Partners ("Zilkha") to provide strategic management and advisory services. Zilkha is a venture capital firm. The contract requires Zilkha to pay Convergent a retainer of $10,000 per month and can be reduced by up to $7,500 by fees paid to us by Zilkha portfolio companies. The contract is for one year ending March 15, 2002 and then renews monthly thereafter until cancelled by either party with 30 days notice. Total revenue received under this contract through September 30, 2001 is $52,500. KC Aly retains a residual interest as a Venture Partner of Zilkha Capital Partners, L.P., with respect to certain Zilkha investments, though he does not serve in an active role with the firm in any way. We are not aware of any conflicts of interest due to Mr. Aly's residual interest with Zilkha.

    On November 30, 2001, the Board of Directors of the Company approved borrowing up to $100,000 from Michael Sherry to fund current operating expenses. The amounts borrowed by the Company are evidenced by a promissory note that is due and payable in full on March 31, 2002; interest shall accrue on all sums due under the note at the rate of 9.0% per annum   In connection with the loan, KC Aly executed a personal guaranty in favor of Sherry for one-half of the amount loaned by Sherry to the Company. In connection with the execution of the note, the Company agreed to issue a warrant equal to 20% of the total amount loaned to the Company divided by the exercise price of the warrant. The warrant provides that one-half of the shares to be purchased under the warrant would be transferred to Mr. Aly if he fulfills his obligations under the personal guarantee. The exercise price of the warrant will be based on 50% of the Series A Preferred Stock purchase price, or $0.50 if the Company has not consummated such offering by March 31, 2002. Sherry and Aly constitute all the members of the Board of Directors of the Company.

ITEM 8
DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 15,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). The following description is a summary and is qualified in its entirety by the provisions of Convergent's articles of incorporation and bylaws, copies of which have been filed as exhibits to this registration statement.

    Common Stock.  As of November 1, 2001, there were 13,234,642 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, and have no cumulative voting rights and no preemptive, subscription or sinking funds rights. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by Washington law. The Articles of Incorporation of the Company do not provide for the distribution of dividends to holders of Common Stock, however Washington law allows for the declaration of dividends to a company's shareholders as determined by the Board of Directors out of funds legally available therefore. Such dividends, if declared, are subject to preferences that may be applicable to any then-outstanding Preferred Stock. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of the business. Any future dividends will be at the discretion of the board of directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future. Subject to any preferences in favor of the holders of Preferred Stock, in the event of the Company's dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities.

    All of the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then-existing shareholders will be diluted. Currently there are no outstanding options or warrants to purchase, or securities convertible into, Common Stock of the Company.

    Preferred Stock.  Pursuant to the Company's Articles of Incorporation, the Board of Directors is authorized to issue 15,000,000 shares of the Preferred Stock in one or more classes or series without further approval of the shareholders, to fix dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each class or series of Preferred Stock. As of the date hereof the Company has no issued and outstanding shares of Preferred Stock, however the Company anticipates that it will undertake an offering of Series A Preferred Stock in the first quarter of 2002.

2001 Equity Incentive Plan

    The Company's 2001 Equity Incentive Plan was adopted by the Board of Directors on November 6, 2001. The 2001 plan will terminate on November 6, 2011, unless sooner terminated by the Board of Directors.

    The 2001 plan provides for the grant of incentive stock options under Code Section 422 to employees, including officers and employee-directors, and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The 2001 plan is administered by the Board of Directors or a committee appointed by the Board that determines recipients and the terms and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

    Stock option grants under the 2001 plan are made pursuant to an option agreement. The term of stock options granted under the 2001 plan generally may not exceed 10 years. The exercise price of options granted under the 2001 plan is determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant.

    Options granted under the 2001 plan vest at the rate specified in the option agreement. No incentive stock options may be transferred by the optionee other than by will, beneficiary designation or the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order. The Board of Directors may grant a nonstatutory stock option that is transferable. An optionee whose relationship with the Company or its affiliates ceases for any reason may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner or later by their terms. Unless the options expire sooner or later by their terms, options may be exercised for up to twelve months after an optionee's relationship with the Company and its affiliates ceases due to disability and for up to 18 months after an optionee's relationship with the Company and its affiliates ceases due to death.

    No incentive stock options may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of the Company or of its affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of the grant, and the term of the option does not exceed five years from the date of the grant. The aggregate fair market value, determined at the time of the grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year, under all such Company plans and those of its affiliates, may not exceed $100,000.

    Under the 2001 plan, 4,000,000 shares of common stock are authorized for issuance. Each January 1, beginning January 1, 2002 and ending on January 1, 2011, the number of shares of common stock authorized for issuance under the 2001 plan may be increased by the Board of Directors; provided, however that such an increase cannot cause the total number of shares issued or reserved under the plan to exceed 20% of the total number of outstanding shares of common stock at the time of such increase.

    Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall again become available for the grant of awards under the 2001 plan. Shares subject to stock awards issued under the 2001 plan that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall also become available for the grant of awards under the 2001 plan. Shares issued under the 2001 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

    Restricted stock purchase awards granted under the 2001 plan may be granted pursuant to a repurchase option in accordance with a vesting schedule and at a price determined by the Board of Directors. Rights under a stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement. Rights under a restricted stock purchase agreement shall be transferable pursuant to the terms and conditions of the restricted stock purchase agreement.

    Under certain changes in control of Convergent including a dissolution, liquidation or sale of substantially all of the Company's assets, a merger or consolidation in which the Company is not the surviving corporation, or a reverse merger in which the Company is the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether securities, cash or otherwise, then to the extent permitted by applicable law, any surviving corporation will assume any stock awards, including stock options, outstanding under the 2001 plan or substitute similar stock awards, or such stock awards under the 2001 plan will continue in full force and effect. In the event any surviving corporation refuses to assume or continue such stock awards, or to substitute similar stock awards for those outstanding under the 2001 plan, then the stock awards held by participants whose service with us or the surviving corporation has not terminated shall become fully vested and exercisable prior to the change in control and any such stock awards that are not exercised prior to the change in control will terminate thereafter.

    As of November 30, 2001 no options to purchase shares of common stock had been issued under the 2001 plan. Options to purchase 462,932 shares of common stock have been granted to members of the Company's advisory board outside of the 2001 plan, prior to its adoption.

    Other than the 2001 plan, the Company has not adopted any other retirement, pension, profit sharing, or insurance programs (other than medical) or other similar programs for the benefit of our employees.

PART II

ITEM 1
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
AND OTHER STOCKHOLDER MATTERS

  (a)
  Market Price.

    The Company's Common Stock is not listed on an exchange or quoted on a quotation system at the present time. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Following the effectiveness of this registration statement, the Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC "Pink Sheets." There is no assurance this application will be successful.

    Beginning ninety (90) days after effectiveness of this registration statement, the Company believes that 1,000,000 of the issued and outstanding shares of the Company's Common Stock will be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

    In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

  (1)
  Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

  (2)
  When restricted securities are sold, generally there must be a one-year holding period.

  (3)
  When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

  (4)
  Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

  (5)
  Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

  (6)
  There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

    The Securities and Exchange Commission adopted certain rules related to transactions in "penny stocks", and specifically Rule 15g-9 which established rules governing a broker or dealer's ability, subject to certain exceptions, to effect for the account of customers transactions in "penny stocks," defined under Rule 3a51-1 as any equity security other than a security that has a market price of $5.00 per share or more or, if a convertible security, has an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

  •
  that a broker or dealer approve a person's account for transactions in penny stocks; and

  •
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

    In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

  •
  obtain financial information and investment experience and objectives from the person; and

  •
  make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person (or the person's independent adviser in such transactions) has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

    The broker or dealer must also deliver, prior to any transaction in a penny stock, to the person a written statement:

  •
  setting forth the basis on which the broker or dealer made the suitability determination;

  •
  stating in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received a written agreement to the transaction from the person; and

  •
  stating in highlighted format that (A) the broker or dealer is required to provide the person with the written statement, and (B) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives.

The broker or dealer must also obtain from the person a manually signed and dated copy of such written statement, as well as provide a disclosure schedule in the form set forth in Rule 15g-100, which describes the "penny stock" market (which schedule must be signed by the customer). Other "penny stock" rules require disclosure by a broker or dealer about the risks of investing in "penny stocks" in both public offerings and in secondary trading, and about compensation payable to both the broker or dealer and any associated persons of such broker or dealer, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the "penny stocks" held in the account and information on the limited market in penny stocks.

    Management expects that upon the successful closing of the contemplated Series A round it will meet the requirements to be listed on the NASDAQ small cap market. There can be no assurances, however, that the Company will successfully complete the Series A round or raise the amount of funding currently sought. In addition, there can be no assurance that upon a successful completion of the Series A round, the Company's securities will qualify for listing on NASDAQ or some other national exchange or electronic trading system, or be able to satisfy the maintenance criteria necessary to ensure continued listing. The failure of the Company to meet the relevant maintenance criteria after such initial qualification may result in the discontinuance of the inclusion of the Company's securities on a national exchange or electronic trading system. In such events, trading, if any, in the Company's securities may then continue in the OTC Bulletin Board market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

    For the initial listing in the NASDAQ SmallCap market, in addition to certain other qualitative requirements, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the most recently completed fiscal year or two of the last three most recently completed fiscal years) of $750,000, and a public float of 1,000,000 shares with a market value of $5 million. The issuer shall also have an operating history of at least one (1) year or market capitalization of $50 million. The minimum bid price must be $4.00 per share and there must be 3 registered market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

    For continued listing in the NASDAQ SmallCap market, in addition to other qualitative requirements, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

  (b)
  Holders.

    The aggregate number of shares of Common Stock outstanding as of September 30, 2001 was 13,234,642 shares held by 62 shareholders of record.

  (c)
  Dividends.

    The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2
LEGAL PROCEEDINGS

    The Company is not presently a party to any litigation, and, to the Company's knowledge, there is no litigation threatened against the Company.

ITEM 3
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

    On September 27, 2001 Kyle Tingle, CPA, 425 Mayan Drive, P.O. Box 50141 Henderson, Nevada 89104, who had previously been engaged to audit the financial statements of L.E. International LTD, was dismissed by the Company upon the recommendation of the Company's Board of Directors. On September 27, 2001, KPMG LLP, who had previously been engaged to audit the financial statements of the accounting acquirer, CTGI, was appointed as the Company's independent auditors upon the recommendation of the Company's Board of Directors. There has been no disagreements between the Company and Mr. Tingle nor has there been any report of Mr. Tingle over the past two fiscal years ended December 31, 2000, and for the period from January 1, 2001 through the date of Mr. Tingle's dismissal, that contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, except for the modification relating to L.E. International LTD's ability to continue as a going concern.

ITEM 4
RECENT SALES OF UNREGISTERED SECURITIES

    In 1986, the Company issued 1,000,000 Common Shares for cash to 26 shareholders. These shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. Beginning ninety (90) days after the effectiveness of this registration statement, the Company believes that 1,000,000 shares of the Company's Common Stock will be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

    Except as described below, the Company has not issued any of its equity securities (or securities convertible into or exchangeable for its equity securities) in the three (3) years prior to the calendar quarter ended September 30, 2001.

    On September 27, 2001, pursuant to an Agreement and Plan of Reorganization, the Company issued 12,234,642 shares of our Common Stock to the holders of the outstanding equity securities of CTGI in consideration of all of the issued and outstanding shares of CTGI in a transaction exempt from the registration requirements of the Securities Act. All of the shares of the Common Stock issued pursuant to the Agreement and Plan of Reorganization have been issued pursuant to Rule 506 of Regulation D and are therefore deemed "restricted securities" as defined in Rule 144 under the Securities Act, and may not be sold for public sale except under Rule 144, or otherwise, pursuant to a valid exemption from the registration requirements of the Securities Act and applicable state securities laws. Each shareholder that received shares in connection with the merger has executed and delivered to the Company an investment representation letter, stating their financial qualifications and representing that they qualified as "accredited investors" as defined under Regulation D.

ITEM 5
INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Except for acts or omissions that involve intentional misconduct, a knowing violation of law, for the payment of dividends in violation of Revised Code of Washington ("RCW"), or for involvement in any transaction in which such person received a benefit to which such person is not legally entitled, the Articles of Incorporation and Bylaws of the Company provide that the Company shall indemnify our directors and officers to the full extent permitted by the RCW. The Company may indemnify any person for expenses incurred, including attorneys' fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

PART F/S

Financial Statements

CONVERGENT TECHNOLOGY GROUP, INC.

  •
  Independent Auditors' Report

  •
  Balance Sheet

  •
  Statements of Operations

  •
  Statements of Owners' Equity (Deficit)

  •
  Statements of Cash Flows

  •
  Notes to Financial Statements

L.E. INTERNATIONAL LTD

  •
  Table of Contents

  •
  Independent Auditor's Report

  •
  Balance Sheets

  •
  Statements of Income

  •
  Statements of Stockholders' Equity

  •
  Statements of Cash Flows

  •
  Notes to Financial Statements

Independent Auditors' Report

Board of Directors
Convergent Technology Group, Inc.:

We have audited the accompanying balance sheet of Convergent Technology Group, Inc. (the "Company") as of June 30, 2001, and the related statements of operations, owners' equity (deficit) and cash flows for the year then ended and for the period from January 26, 2000 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and the results of its operations and its cash flows for the year then ended and for the period from January 26, 2000 (inception) to June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 12 to the financial statements, the Company has incurred losses since inception and needs additional financing to expand its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Seattle, Washington
August 3, 2001, except as to note 1(b)
which is as of September 27, 2001

CONVERGENT TECHNOLOGY GROUP, INC.
Balance Sheets

	September 30, 2001	June 30, 2001
	(unaudited)
Assets
Current assets:
Cash	$18,355	238,413
Accounts receivable	29,000	7,000
Stock subscription receivable	—	77,500
Other current assets	40,000	—

Total current assets	87,355	322,913
Equipment, net	24,444	9,516

	$111,799	332,429

Liabilities and Owners' Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$218,116	124,422
Payable to related party	1,152	1,152
Deferred revenue	2,500	—

Total current liabilities	221,768	125,574

Owners' equity (deficit):
Common stock, $0.001 par value, 16,533,300 shares authorized, 13,234,642 and 11,647,709 shares issued and outstanding at September 30, 2001 and June 30, 2001, respectively	13,235	11,648
Additional paid-in capital	443,393	207,421
Accumulated deficit	(414,097)	(12,214)

	42,531	206,855
Less notes receivable	(152,500)	—

Total owners' equity (deficit)	(109,969)	206,855
Commitments and subsequent events

	$111,799	332,429

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.
Statements of Operations

	Three months ended September 30,
			Year ended June 30, 2001	January 26, 2000 (inception) to June 30, 2000
	2001	2000
	(unaudited)
Consulting revenue	$111,500	12,000	203,375	23,000

Expenses:
Payroll and related	94,578	12,056	220,647	20,941
Professional fees	143,634	12,689	67,490	10,281
Stock compensation	60,059	—	—	—
Other	215,112	37,340	195,395	34,070

	513,383	62,085	483,532	65,292

Net loss	$(401,883)	(50,085)	(280,157)	(42,292)

Basic and diluted net loss per share	$0.03	0.01	0.03	0.03

Shares used to calculate basic and diluted net loss per share	11,780,693	5,150,679	8,378,870	1,653,261

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.
Statements of Owners' Equity (Deficit)

	Common Stock
			Members' deficit	Additional paid-in capital	Accumulated deficit	Notes receivable	Total owners' equity (deficit)
	Shares	Amount
Balances at January 26, 2000 (inception)	—	$—	—	—	—	—	—
Member contributions	—	—	40,530	—	—	—	40,530
Net loss	—	—	(42,292)	—	—	—	(42,292)

Balances at June 30, 2000	—	—	(1,762)	—	—	—	(1,762)
Member contributions	—	—	85,774	—	—	—	85,774
Sale of common stock for cash, net of issuance costs of $19,500	1,140,798	1,141	—	324,359	—	—	325,500
Sale of common stock for subscriptions	256,266	256	—	77,244	—	—	77,500
Shares issued to member of Convergent Technology Capital, LLC in exchange for interest	10,250,646	10,251	(10,251)	—	—	—	—
Recapitilization of member's equity due to merger of Convergent Technology Capital, LLC into Convergent Technology Group, Inc.	—	—	194,182	(194,182)	—	—	—
Net loss	—	—	(267,943)	—	(12,214)	—	(280,157)

Balances at June 30, 2001	11,647,710	11,648	—	207,421	(12,214)	—	206,855
Issuance of common stock for cash and notes receivable (unaudited)	586,932	587	—	176,913	—	(152,500)	25,000
Issuance of stock in reverse merger transaction (unaudited)	1,000,000	1,000	—	(1,000)	—	—	—
Issuance of stock options for services	—	—	—	60,059	—	—	60,059
Net loss (unaudited)	—	—	—	—	(401,883)	—	(401,883)

Balances at September 30, 2001 (unaudited)	13,234,642	$13,235	—	443,393	(414,097)	(152,500)	(109,969)

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.
Statements of Cash Flows

	Three months ended September 30,
				January 26, 2000 (inception) to June 30, 2000
			Year ended June 30, 2001
	2001	2000
	(unaudited)
Cash flows from operating activities:
Net loss	$(401,883)	(50,085)	(280,157)	(42,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,928	—	558	—
Stock compensation	60,059	—
Member's business related expenses	—	—	30,774	5,530
Changes in certain assets and liabilities:
Trade accounts receivable	(22,000)	(8,000)	(7,000)	—
Other current assets	(40,000)	—	—	—
Accounts payable and accrued expenses	93,694	13,405	117,980	6,442
Payable to related party	—	—	1,152	—
Deferred revenue	2,500	5,000	—	—

Net cash used in operating activities	(305,702)	(39,680)	(136,693)	(30,320)

Cash used in investing activities—purchase of equipment	(16,856)	—	(10,074)	—

Cash flows from financing activities:
Sale of common stock, net of issuance costs	25,000	—	325,500	—
Collection of stock subscription receivable	77,500	—	—	—
Member contributions	—	35,000	55,000	35,000
Proceeds from issuance of notes payable to related party	—	—	50,000	—
Repayment of notes payable to related party	—	—	(50,000)	—

Net cash provided by financing activities	102,500	35,000	380,500	35,000

Net increase (decrease) in cash	(220,058)	(4,680)	233,733	4,680
Cash at beginning of period	238,413	4,680	4,680	—

Cash at end of period	$18,355	—	238,413	4,680

Supplemental schedule of noncash financing activities—stock subscription receivable	$152,500	—	77,500	—

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

Notes to Financial Statements

Three months ended September 30, 2001 and 2000,
year ended June 30, 2001 and the period from January 30, 2001 and the period from January 26, 2000 (inception) to June 30, 2000
(information as of and for the three months ended
September 30, 2001 and 2000 is unaudited)

(1) Nature of Business and Basis of Presentation and Summary of Significant Accounting Policies

  (a) Nature of Business and Basis of Presentation

    Convergent Technology Group, Inc. (CTGI) is a Washington Corporation engaged in the business of providing strategic advisory and merger and acquisition advisory services.

    CTGI was formed on May 24, 2001, for the purpose of acquiring 100% of the outstanding interest of Convergent Technology Capital, LLC (CTC). At the time of formation of CTGI, both CTGI and CTC were 100% owned subsidiaries of Convergent Technology Holdings, LLC (CTH). On June 27, 2001, CTGI merged with CTC and CTC was dissolved upon the completion of the merger. The operations of CTGI prior to the merger with CTC were not significant. The merger was accounted for at historical cost since the merger was between two companies under common control.

    CTC was the predecessor entity to CTGI and was formed on January 26, 2000.

    The financial statements include the accounts of CTGI and its predecessor entity, CTC (collectively Convergent or the Company). The Company's business in all periods presented consisted of providing investment-banking services.

  (b) Reverse Merger

    On September 27, 2001, CTGI was acquired by a non-operating company, L.E. International LTD. L.E. International LTD. issued 12,234,642 shares of its common stock to acquire 100% of the outstanding common stock of CTGI. Each share of CTGI common stock was exchanged for 1.65333 shares of L.E. International LTD. common stock. Upon completion of the merger, the former shareholders of CTGI held 92% of the total outstanding shares of L.E. International LTD. The transaction with L.E. International LTD. has been accounted for as a reverse merger with CTGI as the accounting acquirer. The transaction was accounted for as the issuance of stock accompanied by a recapitalization. L.E. International LTD had no assets or liabilities at the time of the merger and the historical operating results of L.E. International LTD. are not significant. Common stock and additional paid-in capital have been restated in all periods presented to reflect the legal capital structure of L.E. International LTD.

  (c) Use of Estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Equipment

    Equipment is stated at cost and is depreciated using the straight-line method over estimated useful lives of three to seven years.

  (e) Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

    Prior to the merger of CTGI with CTC, taxable income or loss of the Company was attributed to the sole member of CTC. Accordingly, no provision has been made for federal or state income taxes, if any, for CTC's operating results during the period from January 26, 2000 through June 27, 2001, since such taxes are payable or recoverable by the member.

  (f) Major Customers

    The Company has historically generated revenue from a limited number of customers. For the three months ended September 30, 2001, three customers individually represented more than 10% of revenue and individually ranged from 15% to 48% of total revenue. For the year ended June 30, 2001, four customers individually represented more than 10% of revenue and individually ranged from 13% to 24% of total revenue. For the period from January 26, 2000 (inception) to June 30, 2000, one customer represented 100% of revenue.

  (g) Revenue Recognition

    Fees from providing management consulting and merger and acquisition advisory services are recognized over the period the services are provided. Fees based on the successful completion of a merger or acquisition or based on raising financing are recognized as revenue when the transaction is completed.

    The Company accounts for equity instruments received in payment for services in accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-8 (EITF 00-8), Accounting by a Grantee for Equity Instruments to be Received in Conjunction with Providing Goods or Services. The Company records the fair value of the equity instruments received for services as revenue in accordance with its revenue recognition policy. The fair value of equity instruments received during the three months ended September 30, 2001 and 2000, the year ended June 30, 2001 and for the period from January 26, 2000 (inception) to June 30, 2000, was not significant.

  (h) Stock Based Compensation

    The Company accounts for its employee stock based compensation arrangement in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

  (i) Basic and Diluted Loss Per Share

    Basic loss per share is computed by dividing net loss by the adjusted weighted average number of common shares outstanding for the period. Diluted loss per share is computed using the adjusted weighted average common and dilutive common equivalent shares outstanding during the period. The Company has no potentially dilutive securities at September 30 and June 30, 2001. For purposes of determining weighted average shares used to calculate basic and diluted loss per share, members' capital contributions to CTC have been converted into shares of CTGI at a conversion price of $0.012322 per share. The conversion price was calculated by dividing the cumulative member contributions of CTC of $126,304 by the number of shares issued by CTGI to acquire CTC of 10,250,646. Excluded from the computation of basic and diluted loss per share for the three months ended September 30, 2001 are 504,266 shares that are subject to repurchase if the notes receivable received in consideration for these shares are not paid and 462,932 shares issuable upon the exercise of options with a weighted average exercise price of $0.30 per share.

  (j) Segment Information

    The Company has one operating business segment. Revenues consist almost entirely of fees received for professional services.

(2) Stock Subscriptions Receivable

    At June 30, 2001, the Company had common stock subscription receivables totaling $77,500. The subscriptions were paid during July 2001.

    During July 2001, the Company issued 586,932 shares of common stock at $0.30 per share. The Company received $25,000 in cash and $152,500 in the form of interest-bearing promissory notes. The notes are secured by the stock which is held by the Company until the notes are repaid. If the notes are not repaid, the Company, at its option, can cancel the shares and cause the shares to be authorized but unissued, or liquidate the shares and apply the proceeds in payment of the outstanding notes. The notes provide for recourse against the borrowers. The notes bear interest at 8% and were originally due in September through October. The terms of the notes were subsequently modified to extend the due date to the date the Company's registration statement on Form 10-SB becomes effective. The notes are recorded as a reduction to equity.

(3) Other Current Assets

    Included in other current assets at September 30, 2001 are notes receivable from employees totaling $40,000. The notes are non-interest bearing and will be repaid out of future earnings by the employees. If the employees terminate their relationship with the Company prior to the repayment of the note, the balance will be due in full within 30 days of the termination of the relationship. The notes are unsecured.

(4) Related Parties

    During the year ended June 30, 2001, the Company borrowed $50,000 from a stockholder of CTH. Interest accrued on outstanding borrowings at the rate of 12% per annum. The borrowings were unsecured. At September 30, 2001 and June 30, 2001, the Company owed $1,152 to the related party for accrued interest.

    The Company's Executive Vice President retains a residual interest as a Venture Partner of Zilkha Capital Partners, L.P. (Zilkha), with respect to certain Zilkha investments, though he does not serve in an active role with the firm in any way. Revenue recognized from Zilkha totaled $17,500, $0, $35,000 and $0 for the three months ended September 30, 2001 and 2000, the year ended June 30, 2001 and for the period from January 26, 2000 (inception) to June 30, 2001, respectively.

(5) Income Taxes

    Federal income taxes reported by the Company differ from the amount computed by applying the statutory rate due primarily to the valuation allowance on deferred tax assets. The Company's deferred tax assets at June 30, 2001 are not significant.

    The acquisition of CTGI by L.E. International LTD. was structured as a tax-free reorganization under the Internal Revenue Code (IRC). Under the provisions of the IRC, the amount of the Company's net operating loss carryforwards available annually to offset future taxable income may be limited.

(6) Operating Leases

    The Company leases its office facilities under an operating lease agreement. Future minimum rental payments on the operating lease are approximately $49,000 and $27,000 for fiscal years 2002 and 2003, respectively.

    Total rent expense under the operating lease was approximately $12,000 and $6,000 for the three months ended September 30, 2001 and 2000, respectively, and approximately $38,000 and $8,000 during the year ended June 30, 2001 and the period from January 26, 2000 (inception) to June 30, 2000, respectively.

(7) Financial Instruments

    The Company's financial instruments consist of cash, accounts receivable, accounts payable and payable to related party. The fair value of these instruments approximates their financial statement carrying amounts due to their short maturities.

(8) Equity Interests Issued to Employees

    The parent company of CTGI has sold a membership interest to an employee of CTGI that vests after five years. The interest was sold at its estimated fair market value.

(9) Management Compensation

    During the three months ended September 30, 2001 and 2000, the year ended June 30, 2001 and for the period from January 26, 2000 (inception) to June 30, 2000, the founder of CTH, who is also an employee of CTGI, was not paid a salary by CTH, CTGI or CTC.

(10) Stock Options Issued to Non-Employee Advisory Board Members

    During the three months ended September 30, 2001, the Company granted options to purchase 462,932 shares of common stock at $0.30 per share to non-employee members of its advisory board. The options vest 20% upon grant and 20% quarterly thereafter based on continued service to the Company. The options expire 10 years from the date of grant. The Company recorded $60,059 in compensation expense for these options based on the Black-Scholes model and the following weighted average assumptions: volatility 80%, term—10 years; risk free interest rate—5.25%, and dividend yield—0%.

    The total amount of compensation expense that will be recorded for these options is unknown until the options become fully vested and a final measurement date occurs.

(11) Subcontractors

    The Company has entered into agreements with third party contractors whereby the contractors receive a percentage of the revenue received by the Company on specific projects. The percentage ranges from 10% to 70%.

    During July 2001, the Company issued offer letters for employment to certain third party contractors. Upon successful completion of a private financing round, the contractors' current fee arrangement will be changed to a salary and bonus plan. Additionally, ownership interests in CTH would be issued such that the independent contractors would be eligible to receive up to a 58% ownership interest in CTH. Depending on the ultimate form of the ownership interest, the Company may be required to record compensation expense in connection with the arrangement.

(12) Liquidity

    The Company has incurred net losses of $401,883, 280,157 and $42,292 for the three months ended September 30, 2001, the year ended June 30, 2001 and for the period from January 26, 2000 (inception) through June 30, 2000, respectively, and has working capital (deficit) of $(134,413) and $197,339 at September 30, 2001 and June 30, 2001, respectively. The Company needs additional financing to expand its operations and to implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. To address its need for additional working capital, the Company is pursuing raising additional capital through a private placement of preferred stock. There can be no assurance that the Company will be able to raise additional capital, achieve profitability or generate positive cash flow. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(13) Subsequent Events (unaudited)

  (a)
  Equity Incentive Plan

    On November 6, 2001, the Company adopted an equity incentive plan (Plan) whereby it may issue incentive or nonqualified stock options, stock bonuses or restricted stock to employees, directors and consultants. The Company has initially reserved four million shares for grant under the Plan.

  (b)
  Note Payable

    On November 30, 2001, the Board of Directors approved the borrowing of up to $100,000 from the Company's Chairman, one-half of such borrowed amount is personally guaranteed by the other member of the Company's Board of Directors. In connection with the execution of the note, the Company agreed to issue a warrant equal to 20% of the total amount loaned to the Company divided by the exercise price of the warrant. The exercise price of the warrant will be based on 50% of the Series A Preferred Stock purchase price, or $0.50 if the Company has not consummated such offering by March 31, 2002.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)

FINANCIAL REPORTS

JUNE 30, 2001
DECEMBER 31, 2000
DECEMBER 31, 1999

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
CONTENTS

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	41
FINANCIAL STATEMENTS
Balance Sheets	42
Statements of Income	43-44
Statements of Stockholders' Equity	45
Statements of Cash Flows	46-47
Notes to Financial Statements	48-50

Independent Auditor's Report

To the Board of Directors
L.E. International LTD.
Las Vegas, Nevada

    I have audited the accompanying balance sheets of L.E. International LTD. (A Development Stage Company) as of June 30, 2001, December 31, 2000 and 1999, and the related statements of income, stockholders' equity, and cash flows for the three months ended June 30, 2001, the six months ended June 30, 2001, the years ended December 31, 2000 and 1999, and the period May 14, 1986 (inception) through June 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.E. International LTD. (A Development Stage Company) as of June 30, 2001, December 31, 2000 and 1999, and the results of its operations and cash flows for the three months ended June 30, 2001, the six months ended June 30, 2001, the years ended December 31, 2000 and 1999, and the period May 14, 1986 (inception) through June 30, 2001, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kyle L. Tingle
Certified Public Accountant

July 20, 2001
Henderson, Nevada

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
BALANCE SHEETS

	June 30, 2001		December 31, 2000
ASSETS
CURRENT ASSETS		$0	$0

Total current assets		$0	$0

Total assets		$0	$0

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$0	$0
Officers advances (Note 7)		19,550	15,000

Total current liabilities		$19,550	$15,000

STOCKHOLDERS' EQUITY
Common stock: $0.001 par value; authorized 50,000,000 shares; issued and outstanding:
1,000,000 shares at December 31, 2000;	$		$1,000
1,000,000 shares at June 30, 2001;		1,000
Additional Paid In Capital		0	0
Accumulated deficit during development stage		(20,550)	(16,000)

Total stockholders' equity		$(19,550)	$(15,000)

Total liabilities and stockholders' equity		$0	$0

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
STATEMENTS OF INCOME

	Three months ended		Six months ended
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Revenues	$0	$0	$0	$0
Cost of revenue	0	0	0	0

Gross profit	$0	$0	$0	$0
General, selling and administrative expenses	2,000	0	4,550	0

Operating (loss)	$(2,000)	$0	$(4,550)	$0
Nonoperating income (expense)	0	0	0	0

Net (loss)	$(2,000)	$0	$(4,550)	$0

Net (loss) per share, basic and diluted (Note 2)	$(0.00)	$0.00	$(0.00)	$0.00

Average number of shares of common stock outstanding	1,000,000	1,000,000	1,000,000	1,000,000

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
STATEMENTS OF INCOME

	Years Ended
			May 14, 1986 (inception) to June 30, 2001
	December 31, 2000	December 31, 1999
Revenues	$0	$0	$0
Cost of revenue	0	0	0

Gross profit	$0	$0	$0
General, selling and administrative expenses	0	0	20,550

Operating (loss)	$0	$0	$(20,550)
Nonoperating income (expense)	0	0	0

Net (loss)	$0	$0	$(20,550)

Net (loss) per share, basic and diluted (Note 2)	$0.00	$0.00	$(0.02)

Average number of shares of common stock outstanding	1,000,000	1,000,000	1,000,000

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY

				Accumulated (Deficit) During Development Stage
	Common Stock
			Additional Paid-In Capital
	Shares	Amount
Balance, December 31, 1998	1,000,000	$1,000	$0	$(16,000)
Net (loss), December 31, 1999				0
Balance, December 31, 1999	1,000,000	$1,000	$0	$(16,000)
Net (loss), December 31, 2000				0
Balance, December 31, 2000	1,000,000	$1,000	$0	$(16,000)
Net (loss) January 1, 2001 to June 30, 2001				(4,550)
Balance, June 30, 2001	1,000,000	$1,000	$0	$(20,550)

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Three months ended		Six Months Ended
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Cash Flows From Operating Activities
Net (loss)	$(2,000)	$0	$(4,550)	$0
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Changes in assets and liabilities
Increase in officer advances	2,000	0	4,550	0

Net cash (used in) operating activities	$0	$0	$0	$0

Cash Flows From Investing Activities	$0	$0	$0	$0

Cash Flows From Financing Activities
Issuance of common stock	0	0	0	0

Net cash (used in) financing activities	$0	$0	$0	$0

Net increase (decrease) in cash	$0	$0	$0	$0
Cash, beginning of period	0	0	0	0

Cash, end of period	$0	$0	$0	$0

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Years Ended
			May 14, 1986 (inception) to June 30, 2001
	December 31, 2000	December 31, 1999
Cash Flows From Operating Activities
Net (loss)	$0	$0	$(20,550)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Changes in assets and liabilities
Increase in officer advances	0	0	19,550

Net cash (used in) operating activities	$0	$0	$(1,000)

Cash Flows From Investing Activities	$0	$0	$0

Cash Flows From Financing Activities
Issuance of common stock	0	0	1,000

Net cash (used in) financing activities	$0	$0	$1,000

Net increase (decrease) in cash	$0	$0	$0
Cash, beginning of period	0	0	$0

Cash, end of period	$0	$0	$0

See Accompanying Notes to Financial Statements.

L.E. INTERNATIONAL LTD.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
June 30, 2001, and December 31, 2000

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

    L.E. International LTD. ("Company") was organized May 14, 1986 under the laws of the State of Nevada. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," is considered a development stage company.

A summary of the Company's significant accounting policies is as follows:

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

    For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 2001 and 2000, and December 31, 2000 and 1999.

Income taxes

    Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Reporting on costs for start-up activities

    Statement of Position 98-5 ("SOP 98-5), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up and organization costs, requires most costs of start-up activities and organization costs to be expensed as incurred. With the adoption of SPO 98-5, there has been little to no effect on the Company's financial statements.

Note 2. Stockholders' Equity

Common stock

    The authorized common stock of the Company consists of 5,000,000 shares with par value of $0.001. On May 14, 1986, the Company authorized and issued 1,000,000 shares of its no par value common stock in consideration of $1,000 in cash.

    On June 20, 2001, the State of Nevada approved the Company's Certificate of Amendment of Articles of Incorporation, which increased its capitalization from 5,000,000 common shares to 50,000,000 common shares.

    The Company has not authorized any preferred stock.

Net loss per common share

    Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." The weighted- average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

    Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 1,000,000 during 2001, and 2000, and since inception. As of June 30, 2001 and December 31, 2000, and since inception, the Company had no dilutive potential common shares.

Note 3. Income Taxes

    There is no provision for income taxes for the period ended June 30, 2001, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of June 30, 2001 is as follows:

Net operating loss carry forward	$20,550
Valuation allowance	$(20,550)
Net deferred tax asset	$0

    The net federal operating loss carry forward will expire between 2006 and 2021. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 4. Going Concern

    The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

Note 5. Related Party Transactions

    The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

Note 6. Warrants and Options

    There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

Note 7. Officers Advances

    The Company has incurred costs while seeking additional capital through a merger with an existing company. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free.

PART III

ITEM 1
EXHIBIT INDEX

2.1	Articles of Incorporation
2.2	Bylaws
6.1	Employment Agreement between the Company and Michael Sherry
6.2	Employment Agreement between the Company and Kirkland C. Aly
6.3	Employment Agreement between the Company and Timothy P. Ainge
6.4	Employment Agreement between the Company and Michael Herr
6.5	Employment Agreement between the Company and Scott A. Milburn
6.6	Employment Agreement between the Company and Michael Browning
6.8	Employment Agreement between the Company and Malcolm Elvey
6.9	Employment Agreement between the Company and Jack McFarland
6.10	Sublease Agreement between the Company and Garvey, Schubert & Barer (Seattle office)
6.11	Rental Agreement between the Company and HQ Global Workplaces (San Mateo office)
6.12	Convergent Technology Group, Inc. 2001 Equity Incentive Plan
12.1	Letter on Change in Certifying Accountant

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement, as amended to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2001	CONVERGENT TECHNOLOGY GROUP, INC.
	By:	/s/ MICHAEL A. SHERRY President & CEO

QuickLinks

TABLE OF CONTENTS
PART I ITEM 1 DESCRIPTION OF BUSINESS
RISK FACTORS
ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 3 DESCRIPTION OF PROPERTY
ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6 EXECUTIVE COMPENSATION
ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8 DESCRIPTION OF SECURITIES
PART II
ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
ITEM 2 LEGAL PROCEEDINGS
ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
Independent Auditors' Report
CONVERGENT TECHNOLOGY GROUP, INC. Balance Sheets
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Operations
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Owners' Equity (Deficit)
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Cash Flows
CONVERGENT TECHNOLOGY GROUP, INC. Notes to Financial Statements Three months ended September 30, 2001 and 2000, year ended June 30, 2001 and the period from January 30, 2001 and the period from January 26, 2000 (inception) to June 30, 2000 (information as of and for the three months ended September 30, 2001 and 2000 is unaudited)
FINANCIAL REPORTS JUNE 30, 2001 DECEMBER 31, 2000 DECEMBER 31, 1999
L.E. INTERNATIONAL LTD. (A Development Stage Company) CONTENTS
Independent Auditor's Report
L.E. INTERNATIONAL LTD. (A Development Stage Company) BALANCE SHEETS
L.E. INTERNATIONAL LTD. (A Development Stage Company) STATEMENTS OF INCOME
L.E. INTERNATIONAL LTD. (A Development Stage Company) STATEMENTS OF INCOME
L.E. INTERNATIONAL LTD. (A Development Stage Company) STATEMENTS OF STOCKHOLDERS' EQUITY
L.E. INTERNATIONAL LTD. (A Development Stage Company) STATEMENTS OF CASH FLOWS
L.E. INTERNATIONAL LTD. (A Development Stage Company) STATEMENTS OF CASH FLOWS
L.E. INTERNATIONAL LTD. (A Development Stage Company) NOTES TO FINANCIAL STATEMENTS June 30, 2001, and December 31, 2000
PART III
ITEM 1 EXHIBIT INDEX
SIGNATURES